P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

RECEIVED
2004 MAY 13 A 9:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

04030048

82-2083

6 May 2004

SUPPL

Dear Sirs

**ROYAL P&O NEDLLOYD: FIRST QUARTER RESULTS 2004**

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
MAY 17 2004
THOMSON
FINANCIAL

Sylvia Freeman
**Company Secretariat**

enc

dw 5/17

www.ponl.com

RECEIVED
2004 MAY 13 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

***6 MAY 2004***

***ROYAL P&O NEDLLOYD: FIRST QUARTER RESULTS 2004***

***Note: The figures reported here cover the accounting period to end March before the listing of Royal P&O Nedlloyd on the Euronext stock market in Amsterdam on 16 April. Consequently the figures for P&O Nedlloyd do not include Martinair. The first quarter results for the former Royal Nedlloyd (including 50% of P&O Nedlloyd and 50% of Martinair) are set out in the attached appendix.***

# P&O NEDLLOYD REPORTS OPERATING PROFIT OF $21 MILLION

P&O Nedlloyd's first quarter results for 2004 improved by $79 million compared to the same quarter 2003, moving from a loss of $58 million to an operating profit of $21 million. Highlights are as follows:

- Operating profit before interest and tax was $21 million, compared to a loss of $58 million in Q1 2003;
- Net profit after tax was $5 million, compared to a net loss of $69 million in Q1 2003;
- Average freight rates were up by 15 per cent on Q1 2003; and
- Volumes shipped were up by 7 per cent on Q1 2003 on a comparable basis.

Commenting on the Q1 result and the full year outlook, Royal P&O Nedlloyd CEO Philip Green said: "The improvement of our financial performance is encouraging in what is traditionally the weakest quarter of the year. We continue to set our sights higher and we are determined to deliver a further improvement in profitability during the course of this year."

"Supply and demand for container shipping looks favourable for 2004 and, provided world trade continues to grow, the outlook for freight rates is positive and in line with our previous expectations. "

Performance summary

1. A feature in the quarter's results has been the improvement in average freight rates, up 15 per cent overall on Q1 2003. The increases have been particularly strong in the Europe Asia Trades (19 per cent) and Americas (17 per cent) compared with the same quarter last year.

2. On a comparable basis with Q1 2003 volumes shipped grew by 7 per cent. Total volume growth was 5 per cent including the impact of closing some loss making trades.

3. Significant further progress is being made with our cost reduction and yield management programmes.

**Notes to Editors:**

1. Further details of P&O Nedlloyd's Q1 results are attached.

2. Amongst other business, today's Royal P&O Nedlloyd AGM will be asked to appoint David Robbie as Chief Financial Officer and a member of the Board of Royal P&O Nedlloyd, with effect from 10 May. Further information regarding the directors of Royal P&O Nedlloyd, including their contract terms, are available on our website: www.ponl.com.


Further information

Gill Samuel
Director Corporate Communications
P&O Nedlloyd
Telephone: +44 207 441 8706
Mobile: +44 7774 772 133
Fax: +44 207 441 1791
Email: Gill.Samuel@ponl.com

Léon Albers
Manager Investor Relations
Royal P&O Nedlloyd N.V.
Telephone: +31 10 400 6911
Mobile: +31 6 2024 5223
Fax: +31 10 400 6828
Email: Leon.Albers@rponl.nl

Cor Radings (Netherlands press enquiries)
P&O Nedlloyd
Telephone: +31 10 284 2929
Mobile: +31 6 2631 6854
Fax: +31 10 442 3055
Email: Cor.Radings@PONSF.COM

# P&O NEDLLOYD: Q1 RESULTS

| | Q1 2004 | Q1 2003 |
|---|---|---|
| | US$ million | |
| **Turnover** | | |
| Container shipping | 1,274 | 1,055 |
| Other | 206 | 166 |
| Total turnover | 1,480 | 1,221 |
| **Operating profit / (loss)** | | |
| Container shipping | 24 | (52) |
| Other | (3) | (6) |
| Total operating profit / (loss) | 21 | (58) |
| Interest and other | (12) | (10) |
| Profit / (loss) before tax | 9 | (68) |
| Tax | (4) | (1) |
| **Profit / (loss) after tax** | 5 | (69) |

**Notes:**

1. Volumes shipped and average freight rates

| | Q1 2004 | Q1 2003 |
|---|---|---|
| **Volumes shipped (teus)** | **927,000** | **881,000** |
| - Europe | 397,000 | 393,000 |
| - Americas | 282,000 | 270,000 |
| - Asia Pacific | 248,000 | 218,000 |
| **Average freight rates per teu (US$)** | **1,374** | **1,196** |
| - Europe | 1,401 | 1,212 |
| - Americas | 1,547 | 1,321 |
| - Asia Pacific | 1,160 | 1,039 |

*Volumes shipped and average freight rates are grouped by the three Trade Management Centres: Europe (London); Americas (East Rutherford); and Asia Pacific (Hong Kong). "Europe" includes all cargo movements from Europe (including all countries bordering the Mediterranean Sea) to Asia, Australasia, Africa and Latin America, and vice versa. "Americas" includes cargo movements between North America and Asia, Europe, Africa, Australasia, and Latin America. "Asia/Pacific" includes cargo movements between and within Asia, Australasia, Africa and Latin America*

2. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

3. A change in average freight rate per teu does not necessarily equal a change in profit contribution per teu. Average freight rate per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

## APPENDIX 1/3

**ROYAL P&O NEDLLOYD N.V.**

Consolidated Profit and Loss Account

| | EUR million | |
|---|---|---|
| | **Q1 2004** | **Q1 2003** |
| **Share in profit / (loss) of non-consolidated participations** | | |
| - P&O Nedlloyd | 2 | (32) |
| - Martinair | (2) | (4) |
| | 0 | (36) |
| Corporate overhead and other | (1) | (1) |
| Interest | 0 | 1 |
| **Result on ordinary activities before taxation** | **(1)** | **(36)** |
| Taxation | 0 | 0 |
| Net loss | **(1)** | (36) |
| Average number of outstanding ordinary shares (x 1,000)* | **21,323** | 21,323 |
| **EUR per outstanding ordinary share:** | | |
| - Net result | **(0.05)** | (1.69) |
| - Result on ordinary activities before taxation | **(0.05)** | (1.69) |

APPENDIX 2/3

## Consolidated Balance Sheet

| | EUR million | |
|---|---|---|
| | **31-03-2004** | **31-12-2003** |
| Fixed assets | 656 | 642 |
| Current assets | 6 | 5 |
| Cash and bank balances | 56 | 74 |
| ***Total Assets*** | **718** | **721** |
| Shareholders' equity | 674 | 682 |
| Provisions | 27 | 28 |
| Short-term liabilities | 17 | 11 |
| ***Total liabilities*** | **718** | **721** |

| | | |
|---|---|---|
| Number of outstanding ordinary shares (x 1,000)* | 21,323 | 21,323 |
| **EUR per outstanding ordinary share:** | | |
| - Shareholders' equity | **31.61** | 31.98 |

| | **31-03-2004** | **31-03-2003** |
|---|---|---|
| **Shareholders' equity** | | |
| Opening | 682 | 784 |
| Exchange differences | 14 | (19) |
| Dividends | (21) | - |
| Net loss | (1) | (36) |
| Closing | 674 | 729 |

**Following the transaction which resulted in the listing of Royal P&O Nedlloyd on 16 April the number of outstanding ordinary shares was 40.6 million*

APPENDIX 3/3

## ROYAL P&O NEDLLOYD N.V.

Cash Flow Statement

| | EUR million | |
|---|---|---|
| | 31-03-2004 | 31-12-2003 |
| Net profit / (loss) | (1) | 11 |
| Other adjustments towards net operational cash flow: | | |
| Share in result of joint venture P&O Nedlloyd | (2) | (4) |
| Share in result of 50% interest in Martinair | 2 | (5) |
| Movement in working capital | 5 | 1 |
| Movement in provisions | (1) | (16) |
| Other movements | 0 | 1 |
| **Net operational cash flow** | 3 | (12) |
| Redemption received on loans granted | 0 | 2 |
| **Investment cash flow** | 0 | 2 |
| Dividend paid | (21) | (22) |
| **Financing cash flow** | **(21)** | **(22)** |
| Cash flow balance | (18) | (32) |
| Cash and bank balances beginning of financial year | 74 | 106 |
| **Cash and bank balances end of period** | **56** | **74** |

*In this quarterly report the same accounting policies as in the latest financial statements have been applied.*

*Figures unaudited*